EXHIBIT 12 - STATEMENT RE: MPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended		Fiscal Years Ended
	July 30,	July 31,	January 29,	January 31,	February 1,	February 2,	February 3,
	2005	2004	2005	2004	2003	2002	2001*

Consolidated pretax income	$ 40,036	$ 43,338	$ 184,551	$ 15,994	$ 204,261	$ 120,963	$ 183,531
Fixed charges (less capitalized
interest)	60,310	84,404	157,314	202,432	212,479	216,605	221,957

EARNINGS	$ 100,346	$ 127,742	$ 341,865	$ 218,426	$ 416,740	$ 337,568	$ 405,488

Interest	$ 53,442	$ 75,518	$ 139,056	$ 181,065	$ 189,779	$ 192,344	$ 196,609
Capitalized interest	3,250	1,661	4,485	2,622	2,469	5,415	4,720
Interest factor in rent expense	6,868	8,886	18,258	21,367	22,700	24,261	25,348

FIXED CHARGES	$ 63,560	$ 86,065	$ 161,799	$ 205,054	$ 214,948	$ 222,020	$ 226,677

Ratio of earnings to fixed charges	1.58	1.48	2.11	1.07	1.94	1.52	1.79

* 53 Weeks